Exhibit 99.1

ABTS announces FY2025 Q1 results

Hong Kong, May 29, 2025 (GLOBE NEWSWIRE) — Abits Group Inc (the “Company”) (NASDAQ: ABTS)

The Company is pleased to announce certain highlights of its operating results for the first quarter of fiscal year 2025 These figures have not been reviewed or audited by the Company’s auditors.

(‘mn)	2025Q1	2024Q1	+/- (%)
Revenue from operations	1.78	2.15	-17.2
Costs of revenue	(0.96)	(0.86)	+11.6
Gross profit from operations	0.82	1.29

The gross profit from operations reflect the profitability of its mining operations in the Duff plant, before amortization of its mining assets and before deducting group’s central general and administration overheads.

During the first quarter of 2025, the Company’s mining operations had a total output of 18.86 coins, a drop of 50.4%, due solely to the halving of mining rewards from late April 2024. Gross profit achieved was $0.82 million but at a margin of 46.1%, it is still very satisfactory, thanks principally to the higher average market price of bitcoin during this period.

As previously announced, in March 2025 the Company secured a $3 million loan to finance the acquisition of 2850 units of Antminer S19XP which have been installed at the hosting facility in Memphis. Revenue from this new site comes onstream in the second quarter and should make a significant contribution to operating results from the output generated by its 12MW power supply.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact

ir@abitsgroup.com